Securities Act File No. 333-182743

Investment Company Act File No. 811-22720

As filed with the Securities and Exchange Commission on September 26, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER

UNDER THE INVESTMENT COMPANY ACT OF 1940.

KKR SERIES TRUST

(Exact Name of Registrant)

NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940.  It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of San Francisco and the State of California on the 26th day of September, 2012.

KKR SERIES TRUST

		By:	/s/ Michael R. McFerran
Michael R. McFerran
Treasurer
(Principal Financial and Accounting Officer)

Attest:	/s/ Nicole J. Macarchuk
Nicole J. Macarchuk
Secretary